UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2020

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Sub:

Outcome of meeting of the Board of Directors of Vedanta Limited (“Company”) held on May 18, 2020 in accordance with Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”), as amended

This is in continuation with our earlier filings, wherein it was intimated that the Company had received a letter dated May 12, 2020 from Vedanta Resources Limited (“VRL”), a member of the promoter and promoter group of the Company, expressing its intention to, either individually or along with one or more subsidiaries, acquire all fully paid-up equity shares of the Company (“Equity Shares”) that are held by the public shareholders (as defined under the Securities and Exchange Board of India (Delisting of Equity Shares) Regulations, 2009, as amended (“Delisting Regulations”) and consequently voluntarily delist the Equity Shares from the recognized stock exchanges where they are listed, namely BSE Limited and National Stock Exchange of India Limited (“Stock Exchanges”) in accordance with the provisions under the Delisting Regulations (“Delisting Proposal”).

This is to inform you that the meeting of the Board of Directors of the Company (“Board”) was held today (i.e., May 18, 2020) wherein the abovementioned Delisting Proposal was considered and the following decisions were taken:

1.	The due diligence report dated May 18, 2020 (“Report”) from SBI Capital Markets Limited was taken on record.

2.	Approval was granted to the Delisting Proposal, after having discussed and considered various factors including the Report.

3.

Approval was granted to the Company to seek shareholders’ approval for aforesaid Delisting Proposal by way of special resolution through postal ballot and e-voting, and in this regard the draft of the postal ballot notice and the explanatory statement thereto were also approved. The Company was authorized to: (a) dispatch the said postal ballot notice and the explanatory statement to the shareholders in accordance with applicable laws; and (b) obtain approval of the Stock Exchanges in accordance with the provisions under the Delisting Regulations and/ or any other regulatory/ government authority in India and/ or abroad (including U.S. Securities and Exchange Commission), as may be required, in relation to the Delisting Proposal.

4.

Mr. Upendra C Shukla, Practicing Company Secretary (FCS No. 2727, CP No. 1654), was appointed as the scrutinizer in terms of the Companies Act, 2013, read with the Companies (Management and Administration) Rules, 2014, to conduct the process of the postal ballot in a fair and transparent manner.

We further wish to inform you that the Company has received a letter dated May 18, 2020 from VRL wherein VRL has informed the Company that the floor price of the Delisting Proposal is INR 87.25 (Indian Rupees Eighty Seven and twenty five paisa only) which is determined in accordance with Regulation 15(2) of the Delisting Regulations read with Regulation 8 of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 2011. In support of the aforesaid, VRL’s letter was accompanied by a certificate dated May 18, 2020 issued by Price Waterhouse & Co LLP. VRL had informed its willingness to accept the Equity Shares tendered in the delisting offer at a price of INR 87.5 (Indian Rupees Eighty Seven and Fifty Paise only) (“Indicative Offer Price”). However, the final offer price for the Delisting Proposal will be determined in accordance with the reverse book building mechanism set out in the Delisting Regulations.

Kindly take the above on record.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 18, 2020	VEDANTA LIMITED

	By:	/s/ Prerna Halwasiya
	Name:	Prerna Halwasiya
	Title:	Company Secretary & Compliance Officer